May 19, 2021

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Division of Corporation Finance Office of Real Estate & Construction
Re: MacKenzie Realty Capital, Inc. (the “Company”)
Offering Statement on Form 1-A filed April 12, 2021
Amendment No. 1 to Offering Statement of Form 1-A filed April 13, 2021
File No. 024-11503

To the Commission:
On April 12, 2021, the Company filed with the Securities and Exchange Commission (the “Commission”) an offering statement on Form 1-A, as amended by Amendment No. 1 filed April 13, 2021 (the “Offering Statement”).  The Company received comments from the Staff of the Commission on May 7, 2021.  The Company has filed today Amendment No. 2 to the Offering Statement (the “Amendment”), reflecting responses to the comments received and updating certain information in the Statement.
Each comment has been included below for your reference and the Company’s response is presented below each comment.
1.	Comment:	Cover Page. We note the disclosure in your financial statements that, on May 11, 2020, after assessing the impacts of the Covid-19 pandemic, your Board of Directors unanimously approved the suspension of your Share Repurchase Program, effective immediately. Please revise your cover to clarify that an investment in your preferred shares may be illiquid and remove the reference to "limited liquidity." In addition, please revise to clarify the status of your Share Repurchase Program in an appropriate section of your offering circular.
Response: We have revised the Offering Statement to clarify that the “Preferred Share Repurchase Program” is distinct from the common Share Repurchase Program.  Upon the sale of preferred shares, the Preferred Share Repurchase Program will automatically be open.  The Repurchase Program is part of the Series A Preferred Designation.
2.	Comment:	Investment Company Act Considerations, page 2. We note you have elected to withdraw your election to be regulated as a business development company and intend to conduct your operations so that you will not be required to register as an investment company under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:
• the specific exemption that you intend to rely on; and
• how your investment strategy and business model will support that exemption.
Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.
Response:
The 1940 Act applies to issuers meeting the definition of “investment company” set forth in Section 3(a) of that Act. Section 3(a)(1)(A) of the 1940 Act defines an “investment company” as an issuer that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Now that the Company has elected to no longer be regulated as a BDC, the Company is engaging in an orderly liquidation of most of its investment securities portfolio and/or acquiring controlling interests in its securities portfolio.  Acquiring a controlling interest enables the Company to convert those investment securities to majority owned subsidiaries under the 1940 Act.  The 1940 Act excludes from the definition of investment securities, interests owned in majority owned subsidiaries, which requires ownership of 50% or more of the voting securities pursuant to Sections 2(a)(24) and 3(a)(2).  As the Company liquidates securities, the liquidations are ancillary to the activity of identifying and making real estate asset investments, in which the Company holds itself out to be primarily engaged.  Accordingly, the Company is no longer be “engaged primarily…in…investing, reinvesting, or trading in” securities and the definition in Section 3(a)(1)(A) is no longer be met.

Section 3(a)(1)(C) of the 1940 Act defines as an “investment company” an issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such Issuer’s total assets.” The majority of the securities owned by the Company will be liquidated in an orderly manner intended to benefit common shareholders and help fund the Company’s real estate asset investments, which is the business in which the Company is now primarily engaged.  In our experience the SEC staff has previously concurred that ownership of a securities portfolio with the commitment to liquidate or convert most of its investment securities to majority owned subsidiaries, that portfolio would not cause a company to meet the Section 3(a)(1)(C) definition.
In short order, the Company should be able to also comply with the safe harbor provisions of Section 3(c)(5) of the 1940 Act and its related interpretations.  However, non-compliance with that provision should also not result in the Company necessarily meeting the definition of the term “investment company” in the meantime. The goal of the Company is to restructure its portfolio in a timely manner so that it would be able to comply with the safe harbor provisions of Section 3(c)(5) of the 1940 Act.  During that time in which it is in transition to the safe harbor, the Company has committed to not purchase any investment securities.
3.	Comment:	Management Compensation, page 2. We note the asset management fee is based on your "Gross Invested Capital." Please revise to define "Gross Invested Capital" and clarify, if true, that it is not derived from the value of your assets. With respect to the debt financing fee, disposition fee and property management fee, please revise to clarify whether these fees are payable to an entity other than your Adviser. With respect to reimbursements, revise to specifically detail what you mean by expense reimbursements for services relating to this offering and the investment and management of your assets, including the specific expenses that are reimbursable. In addition, please tell us how you calculated the approximate amount of fees to be paid in the first year.
Response:
We have amended the Offering Statement to uniformly use the term “Invested Capital” instead of “Gross Invested Capital” because the new advisory agreement uses the former term.  We have also clarified the Offering Statement to highlight that the term is not derived from the value of our assets.  We have clarified that we will not pay any debt financing fee, disposition fee and property management fee to our Adviser or any affiliated entity, but may pay fees to third parties for such services.  We have included a row in the table describing the specific type of expenses that are reimbursable.  We estimated the first year Asset Management Fee by determining the fee for the fiscal year ending June 30, 2021 (approximately $2.7 million), We then estimated what the fee would be if we sell 1,000,000 preferred shares which is the number we reasonably believe we could sell once the Offering Statement is effective and prior to the end of the year (which would result in an annual Asset Management Fee of approximately $3.1 million).  We then took the average of the two. We estimated the Acquisition Fee for the first year by again using the assumption that we sell 1,000,000 preferred shares in the first year, and that we deploy the $22,500,000 in net proceeds, in addition to the available cash as of December 31, 2020, and that we utilize on average 50% leverage on such purchases.  That resulted in an estimated $70 million in real estate purchases in the first year.

4.	Comment:	Management Company is Externally Managed, page 2. Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.
Response:	We understand.
5.	Comment:	Offering Summary Conflicts of Interest, page 3. You state on page 2 that your management team has relevant experience in managing private and public real estate funds with investment objectives and strategies that are substantially similar to your strategy and objectives. Either here or in another appropriate location, please identify the other real estate entities, funds and programs in which your officers and directors, and the owners and officers of your Adviser and its affiliates are involved, so that investors may better understand potential conflicts.
Response:
We have revised the Offering Statement to disclose the other real estate program with similar investment objectives, MacKenzie REIT, Inc, and identified some of the strategies that are similar and some that are divergent.  The other real estate entities and programs in which the officers, directors, and their owners are involved do not have substantially similar investment objectives and strategies.  We respectfully posit that identifying the names of perhaps 100 other real estate entities that do not have similar objectives would not be helpful or informative to investors.

6.	Comment:	Risk Factors, page 7. On page 19, you state that your Adviser is authorized to follow very broad confidential investment guidelines established by your Board of Directors. Please revise to explain the basis for maintaining confidentiality of the operational and investment guidelines as well as explain how investors will understand your investment strategy without access to these guidelines.
Response:
The Offering Circular discloses some of the investment guidelines that are relevant to a prospective investor; see, e.g., discussion on pages 4, 43-44, 47-50, and 82.  Generally, the Adviser is permitted to make investment decisions on assets up to 30% of the Company’s assets; otherwise, Board approval is needed.  We have revised the Offering Statement to remove the reference to “confidential”; the important disclosure is that they are broad guidelines and generally follow the strategies outlined in the Offering Circular.

7.	Comment:	Investments, page 42. You state on page 42 that, since entering the current recession, certain of your portfolio companies have encountered additional cash shortfalls, and, in some cases, you have provided additional capital to the extent that you now own the majority of the project, such as Addison Corporate Center. You further state, in such cases, you intend to consolidate the portfolio company into your financial statements. Please revise to specifically describe each of your current assets, including any debt relating to such asset, and any portfolio companies that have encountered cash shortfalls. In addition, please identify each of the portfolio companies that you have or that you intend to consolidate into your financial statements.
Response: We have revised the Offering Statement to clarify that we have only provided such additional capital to Addison Corporate Center but stand ready to do so in the future.  At the time this was initially drafted, we were monitoring potential needs at two other portfolio companies but it appears that in one such case the cashflow has improved with the pandemic shutdown ending, and in another the need will likely be further into the future, if at all.  We have revised such that it is clear that nothing is imminent or probable at this point.
8.	Comment:	We note the disclosure on page 42 that “the company intends to continue its historical activities related to tender offers for shares of nontraded REITs in order to boost its short- term cash flow and to support its dividends, subject to the constraint that such securities will not exceed 20% of our portfolio. The company believes this niche strategy will allow it to pay dividends that are supported by cash flow rather than paying back investors capital, although there can be no assurance that some portion of any distribution is not a return of capital.” We further note your disclosure on page 82 that some of the companies in which you have invested have cancelled their quarterly dividends and distributions for the current and future quarters. Please revise to clarify how this niche strategy boosts short-term cash flow and supports dividends.
Response: We have revised the Offering Statement to clarify.
9.	Comment:	Description of Securities; Preferred Stock; Optional Early Redemption, page 71. Please clarify whether the early redemption program noted here is the same as that discussed on the cover page and on page 32, and clarify whether redemptions may occur on a semi-annual, quarterly or other basis. Please note that you are responsible for analyzing the applicability of the tender offer rules to any share repurchase program. We urge you to consider all the elements of any share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether a program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440. In addition, if you conduct a share repurchase program during the offering period, you are responsible for analyzing the applicability of Regulation M to any share repurchase program. We also urge you to consider all the elements of any share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether a program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202- 551-5777.
Response: We have revised the Offering Statement to clarify to which paragraph of the “Description of Securities—Preferred Stock” section we are referring on Page 32.  The Offering Circular states, on page 32, that “We anticipate that our shares may be repurchased by us on a quarterly basis.”  We have added this disclosure in another location.  We understand our obligation to comply with applicable Securities Law and regulations promulgated thereunder.
10.	Comment:	Preferred Stock; Preferred Dividend, page 71. On page 89, you state that, on March 31, 2020, after assessing the impacts of the Covid-19 pandemic, your Board of Directors unanimously approved the suspension of regular quarterly dividends to your stockholders, effective immediately. We note your statements throughout regarding establishing cash dividends at an annual rate of 6%. Please provide us a detailed analysis of the basis for such dividend, including how you will be able to fund that dividend, or remove references to such dividend.
Response:  Please note that the Company does not currently have any outstanding preferred shares, so there was no “suspension” of dividends on such shares.  Once we sell some preferred shares, they will be entitled to a 6% dividend quarterly out of legally available cashflow.  We fully intend to pay such cash dividends irrespective of the status of the common share dividend.  Funding of a 6% dividend on the preferred shares will be relatively easy given that the maximum amount of preferred shares we can sell is $50,000,000, which would account for around 25% of our outstanding assets (thus, would only require cashflow of 1.5% on our asset base to support it).  We also note that the Board just reinstated the quarterly common dividend at the rate of $0.05 per share; the Offering Statement has been amended accordingly.
11.	Comment:	Directors and Executive Officers; Executive Officers Who Are Not Directors, page 91. Robert E. Dixon is identified as the Chief Executive Officer in the table and the signature line but is not identified in that capacity in his biography. Please clarify.
Response: None of the Executive Officers’ biographies identifies the title of the Executive Officer within the biography.  Each Executive Officer is identified in the table.  The biography for each such officer describes the officer’s role (and title) with the Adviser and the Administrator (“MacKenzie”).  There was an erroneous reference in the Offering Statement to “MacKenzie” as the “Company” which could have caused confusion, which reference has been deleted.
12.	Comment:	Policies with Respect to Certain Transactions Competition with Adviser and Affiliates, page 100. You state “Company policy prohibits our directors, officers, stockholders or affiliates, including our Adviser and its officers and employees from competing with our interests.” You then state “[e]ven still, our directors, officers, stockholders or affiliates, including our Adviser’s officers and employees are not restricted from carrying on a business that is in direct conflict with our business.” Please revise to reconcile these two statements.
Response: We have revised the Offering Statement to refer to our Code of Ethics.
13.	Comment:	General. With a view toward disclosure, please provide an organizational chart that illustrates to investors the relationships between you, your Adviser, your manager, the administrator and your affiliates, including ownership percentages.
Response: We have supplementally provided an organizational chart to the staff, but we do not believe information in this format helps investors understand the relationships any more than the current disclosure.
14.	Comment:	We note that you expect to use substantially all of the net proceeds from this offering, including the dividend reinvestment program (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of investments. As you do not appear to have identified any specific assets to be purchased with the proceeds, your offering may constitute a blind-pool offering. Please provide us with your analysis regarding the applicability of Industry Guide 5 to your offering. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.
Response: While Industry Guide 5 by its terms applies to real estate limited partnerships, the Company acknowledges that Securities Act Release 33- 6900 provides that the requirements of Industry Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.”  The Company also understands that the Commission and its Staff have in practice extended the application of Industry Guide 5 to a registration statement for an initial public offering or an initial offering exempt under Regulation A by a real estate investment trust that has no operating history if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering, which is otherwise known as a “blind pool” offering, since prospective investors will not for the most part know which assets will be acquired by the registrant.
The Company does not believe that it is registering as a “blind pool” offering and respectfully submits that Industry Guide 5 disclosure is not necessary or appropriate for its offering because the Company currently has a meaningful existing portfolio consisting of the same types of assets that it intends to invest in with the offering proceeds.  As noted above, we reasonably believe we will raise $25,000,000 in the first year of this offering.  As a percentage of assets after completion, that would be approximately 15% of the Company’s assets.  Thus, an investor purchasing shares in this offering will have vision as to at least 85% of the assets to be owned by the Company; most investors will have far more visibility than that, because the shares will be sold over time, and with every filing the Company makes on EDGAR, more information about new purchases is provided.  Thus, the very first purchaser of a preferred share will know greater than 99.9% of the assets into which he or she is buying (his or her, say, $10,000 purchase as compared to a $140,000,000 portfolio of assets).
The Company has included in the Amendment updated portfolio information.  The Company believes that an investor in the offering will have available to it sufficient information at the time it makes an investment decision about the Company’s existing portfolio and the types of assets the Company intends to acquire such that the investor will not be exposed to the risks associated with an investment in a “blind pool” offering.
We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As we have previously discussed, the Company desires to have the Offering Statement declared effective as soon as possible.  Please feel free to contact me at 925.235.1006 or by email at chip@mackenziecapital.com should you have any questions or concerns.

Sincerely,

/s/ Chip Patterson

Chip Patterson

Cc: Rebecca C. Taylor
Steven F. Carman